7 December 2018

ISSUED ON BEHALF OF RELX PLC

Announcement of Non-Discretionary Share Buyback Programme and Cancellation of Shares held in Treasury

RELX PLC (the "Company") announces the completion of its £700 million share buyback programme for 2018. Consistent with prior year practice, and in compliance with the EU Market Abuse Regulation, the Company also announces that it will implement an irrevocable, non-discretionary programme to repurchase its ordinary shares up to the value of £100 million in total between 2 January 2019 and 18 February 2019 (the "Programme"), ahead of the Company's results announcement on 21 February 2019.

The purpose of the Programme is to reduce the capital of the Company and it intends that shares purchased will be held in treasury.

Any share purchases will be made by the Company within certain pre-set parameters and in accordance with the general authority of the Company to repurchase shares granted by shareholders at the Company’s Annual General Meeting held on 19 April 2018 which, taking into account shares purchased subsequent to this meeting, permits the Company to purchase no more than 96 million ordinary shares. Any share purchases effected by the Company will be in accordance with the EU Market Abuse Regulation and Chapter 12 of the Listing Rules.

RELX PLC also announces that yesterday it cancelled 45 million of its ordinary shares held in treasury. Following the cancellation, RELX PLC holds a total of 42,023,020 ordinary shares in treasury, and has 1,968,861,495 ordinary shares in issue (excluding treasury shares).

-ENDS-

Enquiries

Colin Tennant (Investors)

Tel : +44 (0)20 7166 5751

Paul Abrahams (Media)

Tel : +44 (0)20 7166 5724